December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	SU Group Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333-291851

Ladies and Gentlemen:

As the placement agent of the proposed offering of SU Group Holdings Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on December 30, 2025, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WallachBeth Capital LLC

By:	/s/ Eric Schweitzer
	Name:	Eric Schweitzer
	Title:	Chief Compliance Officer